UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

OCULUS VISIONTECH INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

67575Y 109
(CUSIP Number)

Mr. Arness Cordick
c/o Suite 507 – 837 West Hastings Street
Vancouver, British Columbia, Canada, V6C 3N6
(604) 685-1017
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67575Y 109	13G	Page 2 of 5 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Arness Cordick
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

3,000,000
	6.	SHARED VOTING POWER

--
	7.	SOLE DISPOSITIVE POWER

3,000,000
	8.	SHARED DISPOSITIVE POWER

--
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6% (1)
12.		TYPE OF REPORTING PERSON

IN

(1)

Calculated based on 45,572,568 issued and outstanding shares of the Issuer’s Common Stock after the closing of the Issuer’s non-brokered private placement on October 15, 2015, as provided to the Reporting Person by the Issuer.

CUSIP No. 67575Y 109	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Oculus VisionTech Inc.

(b)	Address of Issuer’s Principal Executive Offices Suite 507 – 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6

Item 2.

(a)	Name of Person Filing Arness Cordick

(b)	Address of the Principal Business Office or, if none, Residence c/o Suite 507 – 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6

(c)	Citizenship Canadian

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 67575Y 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 67575Y 109	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,000,000

(b)	Percentage of class: 6.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,000,000

(ii)	Shared power to vote or to direct the vote: --

(iii)	Sole power to dispose or to direct the disposition of: 3,000,000

(iv)	Shared power to dispose or to direct the disposition of : --

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 67575Y 109	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2015

By:	/s/ Arness Cordick
Arness Cordick